CONTRACTUAL OBLIGATIONS OF THE COMPANY

The following table presents, as at December 31, 2009, the Company’s known contractual obligations, aggregated by type of contractual obligation as set forth below. (expressed in thousands of Canadian dollars):

		Payments due by period
Contractual obligations	Total	Less than	1-3	3-5	More than
		1year	years	years	5 years

Long-term debt obligations	-	-	-	-	-

Operating Lease Obligations	4,077	1,128	1,389	629	931

Capital Lease Obligations	-	-	-	-	-

Other Long term Obligations	1,057	-	-	-	1,057

Total contractual obligations	5,134	1,128	1,389	629	1,988